Exhibit 99.2

May 9, 2025

XChange TEC.INC

Re: Payoff Letter

Dear Sirs,

Reference is hereby made to the US$50,000,000 secured promissory note agreement, dated April 23, 2025 (the “Note Agreement”), between XChange TEC.INC as borrower (the “Maker”) and Infinity Asset Solutions Ltd. as the holder (the “Holder”). Capitalized terms used but not defined herein shall have the meanings given to them in the Note Agreement.

Pursuant to the subscription agreement (“Subscription Agreement”) dated May 9, 2025 between the Maker and the Holder, the Holder agrees to subscribe for the Subscription Shares (as defined in the Subscription Agreement) pursuant to the terms and conditions of the Subscription Agreement.

Upon the occurrence of Closing (as defined in the Subscription Agreement), all amount outstanding under the Note Agreement and the other transaction documents shall, simultaneously upon the occurrence of Closing, be deemed repaid by the Maker and the Maker shall not be liable to the Holder in respect of any obligations under the Note Agreement (including all principal, accrued interest and all other amounts outstanding under the Note Agreement) (the “Discharge”).

Upon the occurrence of the Closing, the Holder shall, upon the reasonable request and at the cost and expenses of the Maker, (i) do all things and execute all documents as may reasonably necessary to give effect to the release of the transaction security and the termination of (a) the Note Agreement, and (b) the security interest in and first lien on the Collateral (without prejudice to any claims, rights or obligations that are expressly stated to survive termination of the Finance Documents); and (ii) authorise the Maker to make filings and releases and provide notices of satisfaction of charge to give effect to the matters set out in the deed of release and termination, in each case without the signature of the Maker, to the extent permitted by law.

Notwithstanding anything provided in this Payoff Letter, each of the Maker and the Holder agrees that if the Closing does not occur, the Discharge will not occur and the terms and conditions of the Finance Documents will remain in full force and effect.

This Payoff Letter shall be binding on and shall inure solely to the benefit of the Maker, the Holder, the Security Providers and their respective successors and assigns, and no other person shall have any rights herein under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the laws of Hong Kong) to enforce or to enjoy the benefit of any provision of this Payoff Letter.

This Payoff Letter may be executed in any number of counterparts, and shall have the same effect as if the signatures on the counterparts were on a single copy of this Payoff Letter.

This Payoff Letter and the rights and obligations of the parties arising hereunder shall be governed by, and shall be construed and enforced in accordance with Hong Kong law.

Very truly yours,

HOLDER

Infinity Asset Solutions Ltd.

By:	/s/ Jennifer Shao
	Name:	Jennifer Shao
	Title:	Director

Agreed to and accepted on May 9, 2025:

BORROWER

XChange TEC.INC

By:	/s/ ZHICHEN SUN
Name:	ZHICHEN SUN
Title:	CEO